Compass Group Diversified Holdings LLC
Sixty One Wilton Road
Westport, Connecticut 06880
January 24, 2008
VIA FACSIMILE (202-772-9205) and EDGAR
Mr. Larry Spirgel
Assistant Director
Mail Stop 3720
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Compass Diversified Holdings (f/k/a Compass Diversified Trust)
Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Annual Report”), filed March 13, 2007, File No. 1-51937
Supplemental Response Provided on January 7, 2008
Dear Mr. Spirgel:
     On behalf of Compass Diversified Holdings (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below is our response to the comment provided by the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in a letter dated January 17, 2008. References to “we,” “us,” “our” and “Registrant” refer to the Trust and the Company collectively. All responses are those of the Trust and the Company only.
     We hereby confirm that in our next Annual Report on Form 10-K, we intend to comply with your comment by expanding the footnote disclosure concerning Mr. Massoud to cross-reference the disclosure found in Item 13 of Form 10-K regarding fees paid to Mr. Massoud pursuant to the terms of the management agreement.
     In connection with this response to the Staff’s comments, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or additional comments concerning the foregoing, please contact James J. Bottiglieri at (203) 221-1703.

Sincerely,

/s/ James J. Bottiglieri James J. Bottiglieri
Chief Financial Officer